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                              August 19, 2022

       William Hartman
       Chief Executive Officer
       Halberd Corp
       P.O. Box 25
       Jackson Center, Pennsylvania 16133

                                                        Re: Halberd Corp
                                                            Registration
Statement on Form 10
                                                            Filed August 15,
2022
                                                            File No. 000-56440

       Dear Mr. Hartman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed August 15, 2022

       Item 1 Business, page 3

   1. We note your response to Comment 1 and reissue in part. Your disclosure as drafted on page 4 may create an
inference that because you are a government contractor and applied for a development
contract that you will prove safety and efficacy to FDA standards. Your status as a government
contractor that applied for funding is unrelated to the safety and efficacy of your
extracorporeal technology. Please revise to remove any such inference.
   2. We note your response to Comment 3 and reissue. For your advisors and consultants, disclose whether they
are an advisor or a consultant and the date you started retaining their services as such.
 William Hartman
FirstName LastNameWilliam Hartman
Halberd Corp
Comapany
August 19, NameHalberd
           2022        Corp
August
Page 2 19, 2022 Page 2
FirstName LastName
3. We note your response to Comment 4. Please revise to remove the statement that "through
         Halberd   s extracorporeal treatment, no disease can escape
elimination, including diseases
         previously considered 'incurable'" as it is speculative given your extracorporeal treatment has not eliminated a disease in humans. We do not object to statements, if true, that you believe your treatment may be applicable to a wide array of diseases.
4. We note your response to Comment 5 and reissue because the response you provide in the comment letter does not appear to be reflected in your amended filing. Also, we note in your response that you state using extracorporeal treatment Halberd has already developed, you treat bacterial meningitis in 20 minutes. This disclosure appears to be speculative since your extracorporeal treatment has not been cleared by the FDA for any treatment. Revise to remove this statement, or explain why such a statement is not speculative given your early stage of development.
5.       We note your response to Comment 6 and your disclosure that Youngstown
State
         University is performing research. Please disclose whether there is an agreement between you and the university for its research services. If so, disclose the material terms of the agreement and file it as an exhibit.
6. Please revise your disclosure on page 5 to provide the basis for your belief that your extracorporeal treatments would increase the efficacy of monoclonal anti-bodies. Disclose whether you have conducted any tests with your extracorporeal treatment in conjunction with monoclonal anti-bodies. To the extent that you have conducted such tests, summarize the results.
7. We note your response to Comment 21 and reissue. We note you provide in your response letter disclosure that you state is reflected on page 3 of the amended filing, but it does not appear in the business section or anywhere else in the filing. Please revise or otherwise revise.
8. Please revise to discuss the effect of government regulations on your business. For example, without limitation, discuss how you expect the FDA will regulate your extracorporeal technology and describe the regulatory pathway required to obtain approval.
 William Hartman
FirstName LastNameWilliam Hartman
Halberd Corp
Comapany
August 19, NameHalberd
           2022        Corp
August
Page 3 19, 2022 Page 3
FirstName LastName
9. We note your revised disclose in your Business section on page 3. Regarding your disclosure that your extracorporeal treatment is designed to "remove the root cause of the disease," revise to disclose what diseases you have tested your technology with and which diseases you eliminated from bodily fluids. Provide summaries of the tests and data relied on for your conclusions. Disclose the diseases you have created "designed antibodies" for.
         Disclose the data relied on for your statement that your technology is "highly selective and only targets the desired elements for elimination." Discuss in more detail your treatment methodology which does not even require conjoining of metallic nanoparticles to the body or laser heating of the antibody complex to discuss how it works and your current stage of development. To the extent that you have not conducted such tests or possess such data we request, remove the disclosure, provide your basis for the statement, or otherwise advise.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
32

10. We note your disclosure on page 32 that you have generated very limited revenue to date from the sale of topical CBD pain relief products and a nutraceutical dietary supplement.
         Please revise your Business section to discuss your CBD pain product and nutraceutical dietary supplement businesses or advise why such disclosure is not warranted.
Item 7. - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview of 2021 Results, page 33

11. Refer to your response to comment 11. It does not appear that the amount of contributed capital has been disclosed in the amendment in the Financial Information or MD&A sections so we reissue the comment. Please disclose the amount of contributed capital you received from Epidemiologic Solutions Corporation to pay expenses for operations during all periods presented.
Results of Operations for the Three and Nine Months Ended April 30, 2022 and
2021
Research and Development, page 39

12. The last sentence of this section states that the costs were not present in the comparative periods which does not appear to be the case. Please revise or advise. Consolidated Statements of Operations, page F-4

13. Refer to your response to comment 14. Please explain why you have removed the line item for the fair value adjustment of the judgments payable.
Note 1 - Basis of Presentation and Significant Accounting Policies, page F-7

14. Refer to your response to comment 17. Please revise your disclosure in the notes to financial statements and MD&A to clarify that the cost of merchandise sold consists of the
 William Hartman
FirstName LastNameWilliam Hartman
Halberd Corp
Comapany
August 19, NameHalberd
           2022        Corp
August
Page 4 19, 2022 Page 4
FirstName LastName
         product costs related to the sale of your CBD and nutraceutical products. Also, revise your disclosure in MD&A to explain why costs of sales decreased significantly for the three and nine months ended June 30, 2022.
Note 3 - Convertible Judgments Payable and Contingent Liabilities, page F-9

15. Refer to your response to comment 19. It does not appear that any revisions have been made to the note. However, we note that you revised the judgments payable amount on the
         Balance Sheet to $216,400 and $289,165 as of July 31, 2021 and 2020, respectively, from
         $15,591,498 and $3,603,800. Please explain these changes and whether this was a correction of an error. In addition, please provide us with an expanded analysis of your accounting, including how the amount of the judgement was determined each period, and the literature you relied upon. Disclosure of the accounting treatment should also be clarified in your filing.
Note 4 - Fair Value of Financial Instruments, page F-10

16. Refer to your response to comment 20. You state that the change in fair value of the judgments payable resulted in a loss so please explain why you removed the line item for the loss on the mark-to-market fair value adjustment on the convertible judgments payable from your statements of operations. Also, explain why the amounts disclosed as Level 3 for the judgments payable no longer agree to the amounts on the Balance Sheet.
Index to Financial Statements For the Fiscal Periods Ending January 31, 2022 and 2021, page F-
17

17. Update the title of the financial statements in the index to April 30, 2022 from January 31,
         2022.
Item 15. Exhibits
23.1, page F-31

18. The consent currently references the report dated May 10, 2022. Please have your auditor revise this to March 10, 2022.
Exhibits

19. We note your response to Comment 12 and reissue. Revise to disclose the material terms of your agreement with Arizona State University. Additionally, disclose whether you intend to extend the agreement as it appears it will expire at the end of November 2022. If so, disclose the extent of negotiations with the university and how you expect to finance the agreement.
General

20. We note your response to Comment 23 and reissue because we did not locate any of the referenced attachments. Please supplementally provide us with copies of all written
 William Hartman
Halberd Corp
August 19, 2022
Page 5
         communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameWilliam Hartman                              Sincerely,
Comapany NameHalberd Corp
                                                               Division of
Corporation Finance
August 19, 2022 Page 5                                         Office of Life
Sciences
FirstName LastName